EnCana Corporation
EnCana on 8th
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5 www.encana.com

July 12, 2005

Dear Noteholder:

     You are invited to attend a meeting of the holders of the 5.95% Medium Term Note Debentures (the “5.95% Notes”) of EnCana Corporation (“EnCana”) which will be held on Monday, August 8, 2005 at 10:30 a.m. (Calgary time) in the Turner Valley Room, The Fairmont Palliser, 133 — 9th Avenue S.W., Calgary, Alberta.

     At this meeting you will be asked to consider and vote upon an extraordinary resolution assenting to certain modifications (the “Amendment”) of the terms of the 5.95% Notes to permit the redemption of the outstanding 5.95% Notes by EnCana at a price calculated as set forth in the enclosed Noteholders’ Information Circular.

     If the Amendment is approved on August 8, EnCana will redeem all of the outstanding 5.95% Notes effective on or about September 9, 2005.

     The Amendment and subsequent redemption will provide you with an opportunity to receive a premium price to par.

     The Amendment must be approved by an extraordinary resolution passed by the favourable vote of the holders of not less than 66 2/3% of the aggregate principal amount of the 5.95% Notes represented and voted at the meeting. If passed, the extraordinary resolution would be binding upon all the holders of the 5.95% Notes. The Amendment is described in detail in the enclosed Noteholders’ Information Circular. Please read the Noteholders’ Information Circular and the attachments to gain a full understanding.

     Your attention is drawn to the discussion under “Canadian Federal Income Tax Consequences to the Noteholders” in the enclosed Noteholders’ Information Circular and, in addition, it is suggested that you consult your own tax advisors.

     We hope that you will be able to attend this meeting. However, if you do not plan to be present, we would appreciate your taking a few minutes now to complete, sign and return your proxy in the envelope provided so that your 5.95% Notes may be voted at the Noteholders’ Meeting in accordance with your instructions. Regardless of the principal amount of your 5.95% Notes, your vote is important.

Sincerely,

JOHN D. WATSON
Executive Vice-President & Chief Financial Officer